Exhibit 99.1

SaverOne Awarded U.S. Patent for Automated Sensor Fusion Calibration and Maintenance: Strengthening its
IP Protection as Fleet Deployments Scale

SaverOne’s 17th granted patent enables its in-vehicle Safety system to self-calibrate and maintain, supporting full accuracy over the life of the vehicle and remote service at fleet scale

Petah Tikvah, Israel, Sept. 29, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in radio frequency (RF)-based solutions for the advanced transportation safety, defense and homeland security markets, today announced that the United States Patent and Trademark Office (USPTO) has granted the Company a new U.S. patent (US 12,742,850 B2) for the sensor fusion-based classification of calibration and maintenance events of its Phone Location Unit (PLU), supporting its detection and prevention of driver distraction. The patent was granted on September 22, 2026.

With this new patent, SaverOne’s IP portfolio includes 23 patents of which 17 have been granted across multiple jurisdictions and six remain pending. SaverOne’s patents cover key markets including the United States, Europe, Israel, China, and the United Kingdom, supporting the Company’s strategic vision for global commercialization.

Mr. Ori Gilboa, CEO of SaverOne, stated, “We are pleased to receive this new U.S. patent, which further strengthens SaverOne’s strong intellectual property portfolio and demonstrates our technological edge. As our systems are deployed across larger commercial fleets, keeping every unit accurate over the life of the vehicle becomes increasingly important. This technology allows our Phone Location Unit to recognize when it needs calibration or maintenance and what type of action is required, supporting our efficient remote service at-scale. Each new patent reinforces the differentiated nature of our technology and the long-term value we are building for our shareholders.”

About SaverOne

SaverOne is a technology company specializing in RF-based solutions for the advanced transportation safety, defense and homeland security markets. SaverOne designs, develops and commercializes OEM and aftermarket technologies that detect, locate and analyze cellphone RF signals using proprietary hardware, software, AI and algorithms.

SaverOne’s first commercial product line is designed to prevent vehicle accidents caused by driver distraction from mobile phone use. Building on the same core RF sensing platform, SaverOne is also developing solutions for vulnerable road user (VRU) detection under limited-visibility and non-line-of-sight conditions, based on the cellphone footprint of pedestrians and other road users.

In 2026, SaverOne expanded the potential applications of its RF sensing technology beyond transportation through its strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV), focused on integrating SaverOne’s RF capabilities into defense, homeland security and critical infrastructure applications.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our ability to protect our patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; as well as other risks and uncertainties, including, but not limited to, the risks detailed in SaverOne’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2026 and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com